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                        UNITED STATES                        OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION       --------------------------
                   WASHINGTON, D.C. 20549              OMB Number: 3235-0058
                         FORM 12b-25                  --------------------------
                                                       Expires: January 31, 2002
                 NOTIFICATION OF LATE FILING          --------------------------
                                                       Estimated average burden
                                                       hours per response...2.50
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                                                       SEC FILE NUMBER
                                                       333-78901-01
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(Check One):[X]  Form 10-K  [ ]Form 20-F               CUSIP NUMBER
[ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR          --------------------------


For Period Ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Condor Systems, Inc.
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Full Name of Registrant

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Former Name if Applicable

2133 Samaritan Drive
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Address of Principal Executive Office (Street and Number)

San Jose, CA  95124
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be
   [x] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Condor Systems, Inc. (the "Company") has recently determined that it is in violation of certain financial leverage covenants under its senior credit facility as of December 31, 2000. The Company is negotiating with its lenders regarding the execution of an amendment to the financial covenants in the credit facility that would allow the Company to be in compliance with such covenants. In addition, the Company plans to repay a portion of the current outstanding debt under the credit facility through the issuance of new senior discount notes, and it is currently engaged in negotiations, including preparation of the required documentation, to close such note issue. The Company believes that it must complete both the note issuance and the credit facility amendment prior to filing its Form 10-K because the closing of such transactions is expected to affect financial disclosures in the Form 10-K.

PART IV-- OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification


Frederic B. Bassett          (408)                     879-2738
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(Name)                       (Area Code)               (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                               [X]  Yes  [ ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ]  Yes  [x]  No


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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Condor Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 2, 2001               By /s/  Frederic B. Bassett
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                                      Frederic B. Bassett
                                      Chief Financial Officer and Secretary
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